UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of July, 2003

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

         Spirent House, Crawley Business Quarter, Fleming Way, Crawley,
                           West Sussex RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F.....

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ..... No X

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                      BLOCK LISTING SIX MONTHLY RETURN


To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)


Name of company:      SPIRENT PLC

Name of scheme:       CAW AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:     From: 01 JANUARY 2003           To: 30 JUNE 2003

Number and class of share(s)
(amount of  Stock/debt                 1,391,650 ORDINARY SHARES OF 3 1/3p EACH
security) not issued under scheme
at end of the last period:

Number of shares issued/allotted
under scheme during                    186,486 ORDINARY SHARES
period:

Balance under scheme not yet
issued/allotted at end                 1,205,164 ORDINARY SHARES
of period:

Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of      1,300,000 ORDINARY SHARES OF 3 1/3p EACH
admission:                             DATED 15 AUGUST 2002
                                       115,394 ORDINARY SHARES OF 3 1/3P EACH
                                       DATED 28 AUGUST 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                      943,163,786


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       Fleming Way
                                                       Crawley, RH10 9QL

Person making return
Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:


                        BLOCK LISTING SIX MONTHLY RETURN


To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)


      ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000


Name of company:      SPIRENT PLC

Name of scheme:       SPIRENT EXECUTIVE SHARE OPTION SCHEME

Period of return:     From: 01 JANUARY 2003           To: 3O JUNE 2003

Number and class of share(s)
(amount of  Stock/debt                 1,587,494 ORDINARY SHARES OF 3 1/3p EACH
security) not issued under scheme
at end of the last period:

Number of shares issued/allotted
under scheme during                    0  ORDINARY SHARES
period:

Balance under scheme not yet
issued/allotted at end                 1,587,494 ORDINARY SHARES
of period:

Number and class of share(s)
(amount of stock/debt                  3,000,000  ORDINARY SHARES OF 3 1/3p
securities) originally listed          EACH DATED 29/09/2000
and the date of admission:


Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                       943,163,786


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       Fleming Way
                                                       Crawley, RH10 9QL

Person making return
Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:


                         BLOCK LISTING SIX MONTHLY RETURN


To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)


Name of company:      SPIRENT PLC

Name of scheme:       U.S. EMPLOYEE STOCK PURCHASE PLAN

Period of return:     From: 01 JANUARY 2003              To: 30 JUNE 2003

Number and class of share(s)
(amount of  Stock/debt                 7,960,678 ORDINARY SHARES OF 3 1/3p
security) not issued under             EACH
scheme at end of the last period:

Number of shares issued/allotted
under scheme during period:            2,980,538  ORDINARY SHARES


Balance under scheme not yet
issued/allotted at end                 4,980,140  ORDINARY SHARES
of period:


Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of      435,000 ORDINARY SHARES OF 3 1/3P EACH
admission:                             ADMITTED 5 JUNE 2001
                                       3,500,000 ORDINARY SHARES OF 3 1/3p EACH
                                       ADMITTED 1 NOVEMBER 2001
                                       7,000,000 ORDINARY SHARES OF 3 1/3P EACH
                                       ADMITTED 18 NOVEMBER 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                       943,163,786


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       RH10 9QL

Person making return
Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:



                     BLOCK LISTING SIX MONTHLY RETURN


To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)


Name of company:      SPIRENT PLC

Name of scheme:       GLOBAL ALL EMPLOYEE SHARE PURCHASE PLAN

Period of return:     From: 01 JANUARY 2003              To: 30 JUNE 2003

Number and class of share(s)
(amount of  Stock/debt                1,000,000  ORDINARY SHARES OF 3 1/3p  EACH
security) not issued under
scheme at end of the last period:

Number of shares issued/allotted
under scheme during period:           299,948  ORDINARY SHARES


Balance under scheme not yet
issued/allotted at end                700,052 ORDINARY SHARES
of period:

Number and class of share(s)
(amount of stock/debt                 1,000,000 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed         DATED 18 NOVEMBER 2002
and the date of admission:

Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                      943,163,786


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       RH10 9QL

Person making return
Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:



                         BLOCK LISTING SIX MONTHLY RETURN


To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)


      ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000


Name of company:      SPIRENT PLC

Name of scheme:       NETCOM AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:     From: 01 JANUARY 2003           To: 30 JUNE 2003

Number and class of share(s)
(amount of  Stock/debt                 6,925,458 ORDINARY SHARES OF 3 1/3p EACH
security) not issued under
scheme at end of the last period:

Number of shares issued/allotted
under scheme during                    258,786 ORDINARY SHARES
period:

Balance under scheme not yet
issued/allotted at end                 6,666,672 ORDINARY SHARES
of period:

Number and class of share(s)
(amount of stock/debt                  3,291,399 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed          DATED 03/09/1999
and the date of admission:             1,739,130 ORDINARY SHARES OF 3 1/3p EACH
                                       DATED 8 JULY 2002
                                       6,722,689 ORDINARY SHARES OF 3 1/3P EACH
                                       DATED 8 OCTOBER 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                       943,163,786


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       Fleming Way Crawley,
                                                       RH10 9QL
Person making return
Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:



                      BLOCK LISTING SIX MONTHLY RETURN



To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)


Name of company:      SPIRENT PLC

Name of scheme:       ZARAK AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:     From: 01 JANUARY 2003           To: 30 JUNE 2003

Number and class of share(s)
(amount of  Stock/debt                 2,690,996 ORDINARY SHARES OF 3 1/3p EACH
security) not issued under
scheme at end of the last period:

Number of shares issued/allotted
under scheme during                    0 ORDINARY SHARES
period:

Balance under scheme not yet
issued/allotted at end                 2,690,996  ORDINARY SHARES
of period:

Number and class of share(s)
(amount of stock/debt
securities) originally listed          3,895,474 ORDINARY SHARES OF 3 1/3p EACH
and the date of admission:             DATED 14 NOVEMBER 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                       943,163,786


Contact for queries:                       Address:     Spirent plc
Name: Michael Anscombe                                  Spirent House
Telephone: 01293 767676                                 Crawley Business Quarter
                                                        Fleming Way
                                                        Crawley, RH10 9QL

Person making return
Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___10 July 2003____                   By   ____/s/ Luke Thomas____

                                                    (Signature)*